TARTER
 KRINSKY
   & DROGIN LLP

April 5, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Attention:   Jim B. Rosenberg,
     Senior Assistant Chief Accountant

Re:     NanoViricides, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the quarterly period ended December 31, 2009
Supplemental Response filed March 22, 2010
File No. 000-52318

Dear Mr. Riedler:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated March 30, 2010 (the “Comment Letter”).

The purpose of this correspondence is to illustrate the changes the Issuer proposes in response to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.
We note your response to our prior comment 1.  However, your conclusion that none of the referenced agreements is material appears to be at odds with your acknowledged dependence on third party collaborators for scientific input and experimentation to minimize your capital requirements.  Because you have not provided sufficient details about the various collaborations, it is difficult for us to assess your conclusion that none of the agreements is material.  Therefore, for each of the agreements referenced in prior comment 1, please provide us with an analysis, supported by a description of the parties’ mutual obligations and the status of the activities undertaken by your collaborators, that the agreement is not material.  In your analysis, please make sure to address whether any of these agreements requires any financial obligation of the collaborator(s) that could be material to the Company.

General Comment:

All of our agreements provide for the evaluation of Nanoviricides® substances created and provided by the Issuer to the Laboratory. In general, the Laboratory is compensated for certain material and personnel costs for these evaluations. The evaluations involve in vitro and in vivo scientific studies at the Laboratory using their established protocols. In some cases, the Issuer provides scientific input regarding certain modifications to their protocols as may be needed. The Laboratory returns the results and data to the Issuer. The Laboratory is allowed to publish the results after allowing time for the Issuer to protect intellectual property (IP) as needed. The Issuer sends nanoviricides as well as positive control (i.e. known therapeutics) and negative control (i.e. known not to work) compounds as needed in a fully formulated, ready to use form, to the Laboratory. All IP related to the nanoviricide materials, their formulations and reformulations, and their usage, rests with the Issuer. Any IP developed by the Laboratory regarding their own know-how, such as laboratory tests, their modifications, etc. rests with the Laboratory. Joint inventions are treated as per applicable US Laws.

The Issuer tries to choose the scientific laboratories with the most appropriate facilities and know-how relating to a particular field for the evaluation of an antiviral agent developed by the Issuer. The Issuer also tries to work with more than one laboratory for a given group of viruses whenever possible. We seek to improve confidence by obtaining independent datasets for corroboration of the efficacy and safety of the nanoviricides we develop. In addition, the Issuer is not dependent on a particular Laboratory for the development of any specific drug candidate in our product pipeline.

To date, the Issuer has engaged in non-GLP Efficacy and Safety evaluations in both in vitro (cell culture models) and in vivo (animal models) of our different Nanoviricides® at different laboratories.

Cooperative Research and Development Agreement NanoViricides, Inc. (the “Issuer”) and Armed Forces Institute of Pathology (“Laboratory”) and American Registry of Pathology (“ARP”).

The term of this agreement is two years from the effective date.  The Issuer shall supply novel anti-viral agents as formulation suitable for animal injectables, for testing as candidate antivirals against certain viruses, and provide sufficient information for safe and effective handling and disposal of the provided materials.  The Laboratory shall test the candidate antiviral agents in animal studies and in-vitro studies against certain viruses, and provide written reports of the data generated to the Issuer. The Issuer shall pay an amount equal to $122,844 for the direct costs associated with therewith; provided if costs exceed that amount, the Issuer shall reimburse the laboratory for reimbursable costs not to exceed $250,000 without the prior approval of the Issuer.

The Laboratory was to evaluate the materials to be supplied by the Issuer against H5N1 “Bird Flu”, Common Influenza viruses, and a separate set of materials against HIV. Since execution of the agreement, the Laboratory has informed us that they are unable to engage into any studies on any forms of influenza due to programmatic changes in their prerogatives. No work was conducted as of date. No monies were paid by the Issuer. The agreement has lapsed.

Cooperative Research and Development Agreement between NanoViricides, Inc. (the “Issuer”) and Walter Reed Army Institute of Research (“Laboratory”).

The term of this agreement is two years from the effective date.  The Issuer shall fragment, test, isolate, modify, and attach the anti-Dengue antibodies of interest to WRAIR to the base nanomicelle to generate novel substances called anti-Dengue nanoviricides. The Laboratory shall provide the monoclonal antibodies to Issuer and test the resulting antiviral compounds for inhibition of the virus by the Nanoviricide®, both in vitro, and in vivo. The Laboratory is to provide results from any in vitro and in vivo studies to the Issuer (which data may be used to design potentially more effective antivirals).

Each Party is responsible for funding its own respective researchers and expenses related to their respective researchers, including laboratory facilities, salaries, overhead and indirect costs.  The Issuer shall pay up to $10,000 for the costs of supplies such as antibodies for this project that need to be obtained from outside sources.

The Issuer has since purchased the antibodies that were of interest to WRAIR from sources selected by WRAIR. The Issuer has proceeded to develop chemistries and technologies and novel materials based on these antibodies and their attachment to nanoviricide base polymeric micelle.

Cooperative Research and Development Agreement for Material Transfer, dated October 15, 2007, between NanoViricides, Inc. (the “Issuer”) and United States Army Medical Research Institute of Infectious Disease (“Laboratory”).

The term of the agreement was for one year initially and extended for an additional year. It has been extended again, based on positive results.  The Issuer shall invent, develop, and provide to the laboratory, Nanoviricides® that are expected to be capable of attacking a multiplicity of different Ebola and Marburg viruses.  The Laboratory shall assess in vitro and in vivo activity of the anti-Ebola Nanoviricides® provided against the virus.

There is no payment by the Issuer to the Laboratory, nor from the Laboratory to the Issuer. USAMRIID has federal funding to support their part of the work.

Clinical Study Agreement, dated May 6, 2009, between NanoViricides, Inc. (the “Issuer”) and Thevac, LLC. (“Laboratory”).

From May 1, 2009 through October 31, 2009, the Laboratory performed pre-clinical studies on various antiviral activities of up to eleven different formulations and assessed the potential of six nanoviricides manufactured by the Issuer.  The Issuer paid the Laboratory the amount of  $55,000 for the studies.

Master Services Agreement, dated August 31, 2009, by and between Southern Research Institute (“Southern”) and NanoViricides, Inc. (the “Issuer”).

The term of this agreement is three years from its execution.  The Issuer agrees to supply necessary quantities of its products in order for Southern to complete specific studies as to the efficacy and safety of the Issuer’s compounds. The Issuer shall pay charges associated with each task order and provide payment in the amount and as indicated therein.  It is anticipated the Issuer will pay approximately $9,530 for such services. SRI is a general contract research organization (CRO). As per the first Task Order, SRI is evaluating the in vitro activity of a set of Nanoviricides® against HIV. These nanoviricides were created, produced, formulated and sent to SRI in a ready to use form by the Issuer. Under this agreement, SRI will estimate the work load and invoices for additional task orders, subject to the Issuer’s agreement on costs.

Technical Testing Agreement, dated December 15, 2007, between The Feinstein Institute for Medical Research (“Feinstein”) and NanoViricides, Inc. (the “Issuer”).

The term of this agreement runs from December 17, 2007 through December 31, 2010.  Feinstein performed animal studies testing services on epidemic kerato-conjunctivitis and related viral diseases of the cornea and conjunctiva.  All test results and inventions resulting from the tests remained property of the Issuer.  Inventions resulting from the testing services would be determined by an independent patent counsel with the Issuer retaining a commercial license on such inventions.  The Issuer paid Feinstein an amount equal to $40,090.19 for the costs associated with the research.

Materials Cooperative Research and Development Agreement between NanoViricides, Inc. (the “Issuer”) and Centers for Disease Control and Prevention.

The CRADA provided that the CDC would test the efficacy of the Issuer’s drug candidates against rabies.  The nanoviricides provided by the Issuer remained its proprietary information. The CDC retains rights to certain inventions that may be conceived during testing.  The Issuer paid the CDC an amount equal to approximately $10,000 for the costs associated with the research.

2.
Given that your development model is based on collaborations with outside laboratories and third party service providers, a more robust description of these arrangements in your document appears warranted.  Please revise the disclosure of your collaboration agreements to include a description of the parties’ mutual obligations, the status of the development activities undertaken by your collaborators, potential payments under the agreements, and any other material terms.  Notwithstanding whether you are required to file these agreements exhibits to your report under Item 601 of Regulation S-K, sufficient disclosure of the principal rights and obligations of the parties under these contracts is required.

Please refer to responses in Comment 1.

3.
In addition, we reissue the portion of our prior comment 1 that asked that you to disclose the material terms of your February 25, 2009 Material Transfer Agreement, including the other party to that agreement, and that you file a copy of the agreement as an exhibit to the extent that it is material to your company.  In the alternative, please provide us with your analysis why this agreement need not be filed.

The Material Transfer Agreement (“MTA”) provided for the in vitro and in vivo testing of the Issuer’s drug candidate EKC-Cide™ against adenovirus-caused corneal and conjunctival infections, and HSV-1 serotypes associated with ocular infections by a major pharmaceutical manufacturer (the “PharmaCo”) at a Laboratory of the PharmaCo’s choosing (the “Laboratory”) that has been engaged in service contract relationship with the PharmaCo.  The testing was supervised by a physician-scientist who is an  authority on adenovirus and herpesvirus infections of the eye.  The Issuer retained all rights to the materials provided and the PharmaCo used them solely for evaluation on a non-exclusive basis.  The Costs of the work at the Laboratory were paid by the PharmaCo, as the evaluations were required by the PharmaCo. The Issuer did not make any payments to the Laboratory or the PharmaCo. The Issuer did not receive any payments from the PharmaCo.

Upon successful completion of the studies, each company will independently decide whether to enter into negotiations for a licensing agreement.  The Issuer is not required to license the products to the PharmaCo.

Given the foregoing, the Issuer believes that the MTA would not be defined as “material” under any of the Commission’s criteria for materiality in either Regulation S-K or the Instruction to Form 8-K.

Requirement for Additional Capital, page 67

4.
We note the revisions you have made to your disclosure here and in the risk factor discussion on page 41 in response to our prior comment 2.  However, these disclosures still do not appear to correspond.  On age 41, you state that you have sufficient resources to fund your operations for the next eighteen months, but at the top of page 67 you state you have sufficient cash reserves to achieve all of your budgeted plans for the next twelve months.

Furthermore, on page 67 you indicate that your company will need an additional $10-$15 million to accomplish your business plan for the next eighteen months, while on page 41 you indicate that you will need the same $10-$15 million in the upcoming twenty-four months in accordance with your business plans.

The Issuer proposes to amend the disclosure on page 41 of the Form of the Form 10-K/A as follows:

As of June 30, 2009 we have a cash and cash equivalent balance of $1,689,422 which combined with the $3,217,400 obtained through the sale of the Company’s common stock, after the close of the Company’s year end, will be sufficient to fund our currently budgeted operations for the next twelve months at the Company’s current rate of expense.

We estimate that we will need approximately an additional $10M to $15M over the next 18 months for further development of our pipeline. These additional funds, if raised, will enable us to perform Toxicology Package Studies and additional efficacy studies necessary to prepare the full dataset required for filing our first Investigational New Drug Application (“IND”) with the US FDA on one of our drug candidates. The additional funds will also be needed to pay additional personnel, increased subcontract costs related to the expansion and further development of our drug pipeline, and for additional capital and operational expenditures required to fie our first IND.

Further, we anticipate incurring additional costs of approximately $10 to 15 million dollars in the upcoming twenty-four months to construct or obtain facilities to support an initial new drug application filing with the FDA in accordance with our business plans.

Additionally, the Company proposes deleting the following portion of the 3rd paragraph on page 41:

As a result of the above sale of the Company’s stock and warrant conversions, the Company has reserves in excess of $3,000,000. This will permit us to continue our operations and research and development for the next fifteen months, but not to fully execute the first phase of the Company’s business plan.

Rule 12b-4 Supplemental Information

In addition, please be advised that the Issuer has authorized this firm to provide the Supplemental Information requested in accordance with Rule 12b-4 of the Securities Act of 1933, as amended, solely with the hard copy of this correspondence.  Upon completion of its review, the Issuer requests the Commission discard these materials.

In addition, we have been authorized by the Issuer to advise the Commission:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP
PC/mm